Exhibit (b)(1)

May 23, 2007

CONFIDENTIAL

Entegris, Inc.

3500 Lyman Boulevard

Chaska, MN 55318

Attention: Greg Graves, Chief Financial Officer

Re: Commitment Letter

Greg:

Wells Fargo Bank, National Association (“we” or “us”) is pleased to advise Entegris, Inc. (“you” or the “Company”) that we shall extend credit to you in the form of a revolving credit facility in the amount of up to $60,000,000 and a term loan facility of up to $25,000,000. The purpose of these facilities will be to refinance certain existing bank debt, to provide for the ongoing working capital and general corporate purpose needs of the Company, and to finance a portion of a share repurchase tender offer announced by the Company.

Our commitment is subject to the negotiation and execution of definitive credit, guaranty, security and related loan documents in customary form (the “Credit Documents”) reasonably satisfactory to you and us. The Credit Documents will embody the structure, pricing and other terms described in the attached Summary of Terms and Conditions. They will also include provisions viewed by us and our counsel as appropriate for this transaction and for transactions of this type. Accordingly, it should be recognized that this letter and the Summary of Terms and Conditions are indicative but not exhaustive as to the terms and conditions which shall govern this facility. The Credit Documents shall include certain conditions to lending described in the Summary of Terms and Conditions.

In addition to the other fees set forth in the Summary of Terms and Conditions and in the Fee Letter referred to therein, you shall reimburse us for any reasonable out-of-pocket fees and expenses, including reasonable legal fees and collateral audit fees and expenses, whether or not the Closing occurs. This letter is for your benefit only and may not be relied upon by, and does not create any rights in favor of, any other person or entity, including those who are authorized to receive copies hereof.

The Credit Documents shall be entered into not later than June 30, 2007, and after the earlier of such date or entry into the Credit Documents, our commitment hereunder shall expire. If the foregoing is acceptable, please indicate your agreement and acceptance by signing and returning the enclosed copy of this letter.

We look forward to the opportunity to continue our long-standing relationship with Entegris, Inc. and to work with you on this transaction.

Very truly yours,

WELLS FARGO BANK, NATIONAL ASSOCIATION

By:	/s/ JEROME W. FONS
Name:	Jerome W. Fons
Title:	Vice President

Accepted and agreed to:

ENTEGRIS, INC.

By:	/s/ GREGORY GRAVES
Name:	Gregory Graves
Title:	Chief Financial Officer

Dated:    May 25, 2007